UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (Amendment No. 4)*


                         First Federal Bankshares, Inc.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   32020 V 100
                               ------------------

                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 5 Pages


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CUSIP NO. 32020 V 100                 13G                      Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)
            First Federal
            Employee Stock Ownership Plan Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                       (b)  |X|
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Iowa

        NUMBER OF          5   SOLE VOTING POWER
          SHARES                  97,947
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
           EACH                   167,727
        REPORTING
       PERSON WITH         7   SOLE DISPOSITIVE POWER
                                  258,631

                           8   SHARED DISPOSITIVE POWER
                                  7,043

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            265,674

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                                            |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.3% of 3,652,041 shares of Common Stock outstanding as of December 31, 2004.

12       TYPE IN REPORTING PERSON*
            EP

CUSIP NO. 32020 V 100                 13G                      Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  First Federal Bankshares, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  329 Pierce Street
                  Sioux City, Iowa 51101

Item 2(a).        Name of Person Filing:

                  First Federal
                  Employee Stock Ownership Plan Trust
                  Trustee: First Bankers Trust Services, Inc.

Item 2(b).        Address of Principal Business Office:

                  2321 Koch's Lane
                  Quincy, Illinois 62301

Item 2(c).        Citizenship or Place of Organization:

                  Iowa

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  32020 V 100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

                  (f) |X| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned: 265,674. (b) Percent of class:
                  7.3. (c) Number of shares as to which the person has:




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CUSIP NO. 32020 V 100                 13G                      Page 4 of 5 Pages


                      (i)   Sole power to vote or to direct the vote: 97,947.
                      (ii)  Shared power to vote or to direct the vote: 167,727.
                      (iii) Sole power to dispose or to direct the disposition
                            of: 258,631.
                      (iv) Shared power to dispose or to direct the disposition of: 7,042.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 32020 V 100                 13G                      Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 3, 2005                   FIRST FEDERAL EMPLOYEE STOCK
                                         OWNERSHIP PLAN TRUST

                                         By: First Bankers Trust Services, Inc.,
                                             Trustee



                                         /s/ Linda Shultz
                                         Linda Shultz
                                         Title:  Trust Officer